Exhibit 99.7
 Bloomberg Call Question and Answer session

INFOSYS LIMITED-BLOOMBERG CALL
Q4 FY 13 RESULTS
APRIL 12, 2013

CORPORATE PARTICIPANTS

S. D. Shibulal
Co-Founder, Chief Executive Officer and Managing Director

Rajiv Bansal
CFO

Pravin Rao
Head - Retail, Consumer Packaged Goods, Logistics and Life Sciences; Member - Executive Council

Chandrashekar Kakal
Head - Business IT Services; Member - Executive Council

V. Balakrishnan
Member of the Board; Head - Infosys BPO, Finacle and India Business Unit

Ashok Vemuri
Member of the Board; Head - Americas and Global Head – Manufacturing vertical and Engineering Services

Interviewer

Joining us is the top management team of Infosys; Chief Executive Officer – S.D. Shibulal, also with us is Rajiv Bansal. Gentlemen, many thanks for joining us first exclusive on Bloomberg. Shibu, I will start with you. Your own revenue forecast between 6%-10% is lower than what NASSCOM has estimated which is about 12%-14%. What is your assessment of the demand environment? Are you being overly conservative or realistic?

S.D. Shibulal

Let me give you an overview first. If you look at the year, we had a volatile year. We had given a guidance of at least 5%. We have done 4.5%. If you look at this quarter, our revenue has gone up by 1.4% but the volume has gone up by 1.8%. Our pricing has been very volatile through the year. Last quarter it went up by 1.8% whereas this quarter it went down by 0.7%. So you can clearly see that the environment is very volatile for us. It is a reflection of our portfolio because we have a very large percentage of our revenue coming from discretionary spend, 32.7% which is one of the highest in the industry. We are making investment in the Products and Platforms. While there are things going well, the environment is extremely volatile. When we stand here and look at the future, when we look at the next 4 quarters, we have to make a statement of fact as we see it. A 6% growth for the full year is 0.5% quarter-on-quarter and a 10% growth for the full year is 2% quarter-on-quarter growth for the next 4 quarters. We have taken a safe range given all the facts which we know, as well as the volatility we have seen. Given the volatility, we felt that we should give a safe range of 6% to 10%. Given all the information which we have, we are confident of meeting that guidance.

Interviewer

Shibu, you had two fairly bad years as far as the stock was concerned. In the first 3 months of this year there was a feeling within the market that things were turning around. Unfortunately, in a few minutes, that is all back to square one. How would you explain that? Do you think the market was expecting too much? But more importantly, is that turnaround happening or do you think Q3 was just something more of a flash in the pan?

S.D. Shibulal

I have said this last quarter. From Infosys 3.0 perspective things are actually clearly on execution path. Even if you look at this quarter, we have added 56 new clients. Our million dollar clients have gone up to 448. Our pipeline is robust. Our win rates have increased marginally. At the same time, we are in a volatile environment. I think that is something which we cannot wish away. We have a large dependency on the discretionary spend. Quarter-on-quarter fluctuations are a reality of life. I think that is not going to go away. There is a huge linkage between our margins and growth. Our growth is the driver for margins. We have to acknowledge the fact that we are living in a volatile world and there are going to be quarterly fluctuations. But when I look at the whole year, I am giving a guidance of 6%-10% which I believe is a safe guidance. I am at this point confident of meeting the guidance.

Interviewer

Infosys has always maintained about ensuring high margins as well as high growth. Your margins have been declining, I do not mean only for the quarter. Do you see Infosys settling at a lower trajectory of margins? My question really comes from the fact that pricing is under pressure, numbers show it. Do you see you are being more and more flexible on pricing and therefore profitability being hit?

Rajiv Bansal

Let us put this way. The world is very volatile. I think as Shibu was saying that is something that we cannot wish away. Major part of our revenue comes from discretionary spend of the clients and discretionary spend is where we have the pricing power. On the commoditized business, it is definitely under pricing pressure because that is where the lowest bidder gets most of the volume. Unless the discretionary spend comes back, pricing would continue to be under pressure and that will reflect in the growth.

Interviewer

You are saying pricing is going to fall?

Rajiv Bansal

Pricing is under pressure on the non-discretionary spend. On the discretionary spend, once the discretionary spend starts happening then you can change the business mix to get the pricing up. But if you look at the margin, we have been pretty good on the margin front in spite of a growth of about 4.5% excluding Lodestone for the year. Our margin fall without Lodestone is about 250 basis points year-on-year. I think we have done reasonably well on the margins in spite of honoring all the commitments that we have made at the beginning of the year and with a pricing drop of about 3% year-on-year. I think we have done pretty well. But it is very difficult in this kind of volatile environment. As Shibu said, when you are in the execution phase of Infosys 3.0 strategy, you have to make a lot of investments. At the same time the world is so volatile, discretionary spend is not picking up, there is no clarity in terms of the deal closures and the ramp ups which are already planned. In that environment to constrain yourself with the costs and the margin is going to impact the growth also. I think we need to understand the first and the foremost challenge is to get the growth back. If the growth comes back, you have a huge lever on the utilization. Our utilization is still at about 71%. But if the growth does not come back, then our ability to increase utilization is not there at all. We understand that if you have to put everything in order, growth is a first priority. We have to get the growth back. We have to wait for the world to become less volatile, so that discretionary spend goes up which will give us pricing power. At the same time, then we have to look at our costs very carefully. Infosys has a lot of levers to manage the cost. Even this quarter if you look at this quarter, in spite of the revenue being missed, we have exceeded our EPS guidance. In the short-run we can manage some of these things. But we realize that if we have to get the growth back, we have to make investments. The world is volatile. We have to make investments for long-term. We cannot keep pulling back the investments that are important for execution of strategy. That is the reason we are not giving our EPS guidance for next year because we believe that the world is very volatile, the pricing could be under pressure if the discretionary spend does not come up. Considering all these factors, I think pricing would be under pressure, margins would be under pressure in the short-run unless the growth comes back.

Interviewer

What about the currency, the macro headwinds? Most experts are now talking 12 months from now levels of 60. Where are you penciling it in, in your scheme of things?

Rajiv Bansal

We are not taking a view in the long-term on the currency because currency again has been so volatile

Interviewer

But you would have some view because you are going to get it to 12 month contracts, so.

Rajiv Bansal

If you look at the last 12 months, the rupee has depreciated by over 13%. If you look at the last year, nobody predicted the rupee to depreciate by over 13%. What we follow is a hedging strategy which is short-term hedging strategy in which we have been very successful. If you look at the last many years, our hedging strategy has resulted in a very low fluctuation in our operating income, to a large extent. That is the success of our strategy on the hedging front. We don’t take a view on rupee. Most of our contracts are signed in local currencies. If I am working for a US client, I will sign in US dollar. I am in working in UK, I will sign in British pound. We really cannot take a view on the rupee. We believe that in this kind of volatile environment where the Current Account Deficit is so high, Japan is doing qualitative easing and a lot of money could flow into India. So there are pluses or minuses on the both the sides and it is very difficult to take a view on the rupee. We believe rupee would continue to be in a narrow range. It could be between 50-55, beyond that we are not taking a view on the rupee.

Interviewer

Shibu just a point about the quality of the growth. I remember quarter after quarter, you always spoken about that you are extremely keen on quality of growth as well. Now that you have dropped prices and yet you are not getting the kind of volume growth that you expect, what is the way forward? What is the strategy going to be? Are you going to chase any deal that comes to your table.

S.D. Shibulal

As we have always said, revenue productivity is a derived number. It is not that we have dropped prices. We have always looked at the pricing as a portfolio. We will continue to look at the pricing as a portfolio. For example, in a strategic account we may make a decision to being aggressive on pricing whereas in most of the other situation we won’t. But the critical thing is the portfolio. If you look at the portfolio, the pricing power which we have is in 33% of our revenue and in the rest of the revenue, we have lower pricing power. So our strategy is to increase the area where there is a pricing power, strategy is to drive efficiencies where there is a lack of pricing power. We will continue on that. If you look at Lodestone acquisition, that is a step forward. It is increasing our Consulting and System Integration in Continental Europe but that impact is short-term because consulting revenue comes at a single digit margin. When the offshore gets built, it moves margins. In the last one quarter we have had 5 joint wins between Lodestone and Infosys. When the offshore gets built, then the margin becomes accretive. Our strategy is to continue our growth on the Consulting and System Integration space even this volatile environment because that is where we operate and there is a global pricing umbrella. Our strategy is to drive efficiencies on our Business and IT Operations space where there is a pricing pressure. But at the end of the day we have to look at the pricing as a portfolio approach.

Interviewer

Rajiv, one of the concerns on the market is being about the fact that why you are not putting in place an articulated dividend policy. You have a huge cash pile while you have been of course giving dividends but one of the expectations is that you should put in place a proper policy, which says this is the way I want to go forward in giving out dividends.

Rajiv Bansal

I think we have a very clear dividend policy and which has been very well articulated. We have a clear dividend policy which says we will pay up to 30% of our profits for the year will be paid out as dividend. So we have a clear dividend policy and we will pay out according to that. As and when we see that we have surplus cash that we don’t see use of in the near future, we pay it out as special dividend.

Interviewer

But you are still sitting on loads of cash isn’t it? And your investment plan is $ 100 mn.

Rajiv Bansal

That is a different question. Whether we are sitting on cash and how much cash is sufficient, is a different question. But we have a clear dividend policy. On the cash, it is always a view about what is sufficient and what is good amount of cash that we should have in our balance sheet. As we are going in the execution phase of our strategy, our clear goal is that we want 33% of our revenues to come from Product, Platform and Solutions. It will not come through organic means alone. It will be decades to get through organic means because other businesses are growing. We are not stopping growing other businesses. In that sense you have to do some acquisitions in that space. The only way to reach 33% is through inorganic growth and the product companies come at high multiples. I think cash is more important to us today than it has been ever before. Considering that we are in the middle of our execution strategy, cash is very strategic to us.

Interviewer

So we can see some acquisitions coming?

S.D. Shibulal

We did Lodestone about four months back and integration is now complete. Now we are in the execution mode. As I said offshore has to get built  towards it. We are actively looking for organic growth. There are specific areas which have been identified. Consulting and System Integration and Continental Europe came together in Lodestone. Products and Platforms is an area of interest for us. We have also entered the public service market in the US by setting up a subsidiary, Infosys Public Services which has actually grown pretty well during the year.

Interviewer

So we can expect some acquisition?

S.D. Shibulal

We can expect some acquisition there also, but ‘when’ is a different question.

Interviewer

Joining me now is Pravin Rao, Senior Vice President and Global Head of Retail, Consumer Products, Logistics and Life Sciences. Also with us Chandrashekar Kakal, Senior Vice President of Business IT services. Pravin I will start with you. What is your assessment as you look at fiscal ’14 right now? Do you see sectors like retail and consumer products continue to lead the growth in fiscal ’14 and going forward?

Pravin Rao

We are very confident of FY14. The pipeline is fairly decent. When I look at the pipeline which I saw in the beginning of FY13 and when I compare it with what I see now, it is much better and much healthier than what I saw last year. So I am very confident about what we are seeing in FY14. Having said that, the environment continues to be volatile. There is a lot of pressure across clients, across all verticals, all segments in terms of cutting cost, taking cost out of the system. So what it is translating into is opportunities for large scale outsourcing and we are seeing a healthy pipeline of large ASM opportunities, large infrastructure outsourcing opportunities. At the same time, there is a lot of pressure on the discretionary side. Clients are trying to cut the run side of the budget and plough back the investments into the discretionary side. When I look at the discretionary side, there is continued investment on analytics, big data, mobility, digital. When I look at CPG space, there is a lot of investment on retail execution, there is investment again on digital in the CPG. Growth for CPG companies is happening in the emerging markets, so there are a lot of ERP implementations going on the emerging markets. When I look at life sciences last year, they were extremely challenged because many of the block buster drugs came off patent and the product pipeline for major pharma companies was very weak, so they were under tremendous top-line pressure and they become very cost focused. It took a while for them to figure out what to do. But now we are seeing a healthy pipeline of large outsourcing opportunities, large ERP implementation and so on. I am pretty confident about the pipeline. We have a fairly decent amount of pipeline. We just we have to execute well on that.

Interviewer

Do you expect it to be volatile?

Pravin Rao

It will be volatile. One of the things is that budgets are decided which is is either flat or marginally down. But at the same time when you look at the discretionary budget, in some sense it is a zero-based budget. Every quarter it goes back to zero. They decide on where they want to invest on the discretionary side. The second thing again on the discretionary side is that in the past we used to see a lot of large transformation programs. Now they are really splitting into smaller chunks. I don’t see a pipeline of large transformation programmes but I see a lot of small and medium-size programs around digital, mobility, and so on. But the priorities keep on changing every quarter. In that sense there will be some volatility. Decision making cycles on the discretionary side which is definitely much weaker and it takes quite a long for them to decide but the spend is there. The priorities keep changing, so in that sense it is a bit volatile.

Interviewer

Chandrashekar, IT services they have not really been growing. They have been actually quite weak isn’t it, in terms of growth, the growth expectations. It contributes 60% to revenues. How do you see the outlook there?

Chandrashekar Kakal

If you look at IT services, it is all about non-discretionary spending by the client wherein clients are really focused on cost and cost reduction and there is always pricing pressure in that one. There is volume growth definitely happening. It contributes to large percentage of Infosys revenue. But there are certain areas in the IT services which are doing quite well. For example if you look at the infrastructure management services or the testing services is definitely doing very well and much better than the company average growth rate. It is always the application development which takes a beating because the clients are really not spending money on new application development which in some sense is always a discretionary spending which is something like the Consulting and System integration kind of work. But application maintenance, infrastructure management and testing services is definitely doing well and much better than the average. We are also seeing lot of integrated deals these days wherein customers are looking for infrastructure management, application management and sometimes BPO also together and handing over to companies like us to manage it in a holistic manner. When the infrastructure management services becomes important, then testing of infrastructure also becomes important. So the testing and infrastructure management together is also fueling the growth. We are also seeing lot of traction around the agile development kind of thing wherein customers are really wanting to do lot of development in a very frequent manner, releasing more releases to the business. We have introduced certain solutions also in those areas. Net-net I would say that we have taken into our account what the customers are looking for and we have come out with lot of new solutions by integrating our different service lines and then released them to the market. We are seeing some tractions. Our strategies in the infrastructure management services is working well. Earlier we were known for remote management of infrastructure only which is a marginal play in the infrastructure management services. We have now introduced a complete end-to-end offering in the infrastructure management led by our partner ecosystem. In the last one year we have developed ecosystem of partners very well and that is paying off in the infrastructure play. That is how we are also offering a very integrated deal in the infra and applications together.

Interviewer

But Chandrashekar, given the fact that IT services, this part of the business really is become a commoditized play where pricing play a huge role. How do you handle competition, aren’t you constantly being undercut, do you see pricing therefore being under pressure and therefore is this really value-led growth?

Chandrashekar Kakal

In this service we are always on treadmill. We need to continuously innovate to be leading in a market. That is what we are doing. For example when we look at the customer looking for agile development which is onsite development, frequent releases and all that we looked at, how can we help our clients be innovative in that space. We said that we will super impose our Global Delivery Model with that kind of an agile development and we introduced a solution called ‘Global Agile’, which is doing well in the market. We looked at infrastructure gaining importance and then underlying infrastructure has to be assured and tested before the application sits on that, so we introduced a new solution called ‘infrastructure testing’ and release it to the market which nobody else has done. We are continuously innovating in this service line. We are also looking at productivity and efficiency improvements, doing more with lesser efforts for doing the same job. We are looking at automation and we are looking at autonomics-based automation which is bringing in expert system and robotics-based automation and all that to become more efficient in the service line. In this place it is always about the productivity improvement, cost reduction, efficiency gains and passing on that efficiency gain to the client and being innovative. There is an element of value play. In the consulting aspect that is done to advise the client how to go about doing the cost reduction. At the same time there is a larger element of productivity improvement, efficiency gains, cost reduction, automation, doing more with less and offering an integrated service pack rather than only solo services being sold to the clients. We are working on all of that.

Interviewer

Pravin if you look at verticals where are the problem areas where do you think you will find growth being difficult to achieve in fiscal ’14. We saw telecom being perennially under pressure not just for Infosys but on the industry as a whole so was the case with BFS. Within the verticals that you handle, where do you think are the laggards?

Pravin Rao

I think more than vertical, for me geo-wise Europe has been pretty soft for me for whole of FY13. In FY14 also, I expect to be a little bit soft. We have had recent good successes in France but we have struggled in Germany. The scale is very small even in France, so this year also we will build upon that. I expect to be a little bit soft. If you ignore the Continent, in Retail, CPG, life sciences, I expect good traction in FY14. Life sciences again in the second half of FY13 there was some slow down because of the issues around patent and they were trying to come to grips with it. Now I think they are very clear and focusing on cost. They are trying to squeeze cost out of the system, so that will translate into lot more opportunities. I am very confident of growth coming back in life sciences. Our Lodestone acquisition will also help us because they also have over 30% of revenues coming from the life sciences. So, for me Europe is little bit soft but if we ignore Europe, across all segments, I am very confident we will do well in FY14.

Interviewer

Where would you see IT services as a part of the larger basket say three years from now, would it still contribute how much it does?

Chandrashekar Kakal

It will still contribute to your large percentage of Infosys’ revenue. The industry wide spending is also larger in running part of the business spend by the client. That being the case we will continue to focus on BITS. We have actually focused more on innovation in this area because innovators survive in this kind of pricing game that is prevailing in this service line. We will continue to focus on innovation and we will continue to focus on integrating our services and being a complete end-to-end player starting from the infrastructure to application to BPO so that customers will get complete services from us and we can be a strategic partner with the client. That’s our 3.0 journey and ambition that we will hold the head high with the clients and look into the eye and then be the strategic partner with the clients in all the areas of services that they require. IT services will continue to be a significant part of Infosys’ business.

Interviewer

One final question Pravin. When you talk to clients what is the sense that you get, do you believe that there is a delay in decision-making or perhaps projects are getting delayed? I asked this question with the context of the fact that the company has dropped prices yet volumes are not growing. Therefore do you see a pickup happening fairly quickly?

Pravin Rao

I think the volumes have grown. It has not kept pace with from the top line perspective. If you look at it, the volumes have actually grown. It varies from geography to geography. In North America clients are much more confident than what they were 3-6 months back but at the same time, they expect some kind of volatility. Particularly on the discretionary side they are little bit cautious, they take their time, there is always a business case before they decide on which project to go forward with and so on. But there is lot more comfort and confidence when I talk to my North American clients. Europe continues to be a challenge because there retail, CPG companies and even the pharma companies with lot of exposure to Western Europe are not doing well. There is a continuous pressure on them in terms of taking cost-out. Even when I compare IT budgets of clients in North America and Europe, I see much more drop in IT budgets in the European clients than compared to North America. I can clearly see greater degree of confidence in North America. For me rest of the world is a very small percentage. So I am not talking about it but Europe is a little bit of a concern.

Interviewer

Joining us now V. Balakrishnan, Head-Infosys BPO, Finacle and the India business unit. He will also be joined by Ashok Vemuri, Head-Americas and he also heads Manufacturing vertical and engineering services.

Bala thanks so much for joining in. How is the world looking for the BPO business? It is extremely challenging for rest of the company. Do you believe fiscal ’14 to be a little more optimistic than how fiscal ’13 has panned out?

V. Balakrishnan

BPO is doing very well for us. In fact even this year, BPO grew by around 18% for us. We are running one of the most profitable BPO company in the world. If you look at net income of our BPO operations, it is close to 22%. Revenue productivity of our BPO operations is $35,000. We are doing some exciting work in the BPO space. We are seeing greater opportunity for BPO not only in the developed markets but even in the developing markets. I think our BPO operation is extremely better run and doing very well.

Interviewer

The operation currently Bala counts for about 5% of the overall revenues. What’s your vision for the next 2 to 3 years, where do you see this figure?

V. Balakrishnan

See right now BPO is close to $600 mn in revenue. The first milestone what we want to achieve is at least a billion dollar in revenue that is what we are focusing on. Hopefully if we grow at the same pace, probably in the next 2-3 years, we will achieve the target. At the end of the day BPO and IT are totally integrated in our business. We don’t see it separately. If you go and access large global clients, they want end-to-end service. BPO is a big play even when we want to win some of the IT contracts. Having said that, developed markets are going through a big change. It is a $190 tn problem because world GDP is $ 70 tn and world debt $ 190 tn. That is the problem for the world. That is going to take a long time and those uncertainties are good for us in one way and bad for us in another way - good for us because the focus of all the global companies is more and more on cost reduction and that is where we get major share of revenues. At the same time when uncertainty and volatile is too much, it will hurt you in the short-term. But BPO is doing extremely well. The company is growing at 4.5%-5% whereas BPO is growing at 18%.

Interviewer

What would you say about Finacle and the India business? Do you expect it to grow at the faster cliff?

V. Balakrishnan

Finacle is a lumpy business because it is a product business and product business is always discretionary. Having said that, today if you look at the Finacle business, we have a 70% market share in India. We are doing one of the largest transformation programs in India where we are automating India Post. We will be automating around 150,000 branches of post office all across India. I think this will be the largest core banking implementation in any part of the world. Finacle is also doing extremely well in the developed markets. But having said that, it is a discretionary spending so you will see it lumpy. Even this quarter it grew by around 6.7%, so it is still doing well and catering to close to 500 mn consumers across the world. It is like Facebook, they have their own world. India is doing extremely well. Even this quarter sequentially, we grew by around 10%. In India we are doing a lot of transformational projects like IndiaPost, MCA or what we are doing in Karnataka on the energy space. So India is a great market, very innovative market. All the projects we do here are transformational and on a small base, they are growing very fast

Interviewer

Again from a percentage point how much do you see as being a part of the revenues of the larger company going forward? I am not asking you a quarter or two?

V. Balakrishnan

For all the three businesses, our aspiration is to make them a billion dollar business each. If the small businesses don’t grow faster and create a growth engine, it will be very difficult at the organization level to grow faster. Even though India is close to $50 mn revenue today, our aspiration is to make it a billion dollar business. Finacle is close to $300 mn revenue, our aspiration is to make it a billion dollar business in the next few years. The key is how fast we can grow and make it a meaningful part of the overall corporation, that is what we are focusing on.

Interviewer

Just a point about your BPO, what are the operational challenges, employee attrition, skilling man power the larger question really is about does this business make money even though if your top-line is growing fairly robust?

V. Balakrishnan

Our BPO is making a lot of money. If you look at the growth, we grew at 18% this year. If you look at our net profit after tax, it is 22%. The focus should be on high value BPO, not low value BPO. Low value BPO will get more and more commoditized. Initially when we started the BPO some 10 years back, we said we are not going to get into calls. We never got into calls. We started the transaction processing. Today, we are talking about platform-based BPO which is transaction-based and is not linked to people growth. So the moment you delink the people growth with the revenue growth and focus on high-end, you would look much better in the long term. You will not get into commoditized business that is what you are focusing on?

Interviewer

Ashok, not a very enthused response if I may say so very politely from the market. The expectations were probably that the turnaround has happened, things are getting better globally. Clearly it does not seem like and your colleagues earlier said that the volatility persists and things remain challenging out there. You are so close to the ground out there handling the overseas and the Americas operations. How are things looking and is this going to be volatile for quite some time or is there a turnaround according to you in the offing?

Ashok Vemuri

I think it is very volatile. It is extremely fragile as well. I think if you look at the US markets with the exception of may be the equity market and housing, everything else is on a decline. I was just reading a report the other day which said PC sales are down by about 15%. That is the clear indicator where the manufacture’s mind is at, where the retailer’s mind is at, where the consumers are in this whole thing. I don’t think we have heard the last of the sequester. I think it has been delayed and deferred. I think that is going to come back and haunt and it is going to be a huge overhang on corporations. Companies have cash. Are they spending it? No. What are they going to do with it? When will they spend? There are a whole host of things. There is an uncertainty and fragility in the system which is causing delay, causing deferment of investment issues. As rapidly as US companies globalize, they have as rapidly pulled it all back in. So in an environment like that for us to actually be able to win the kind of transactions that we have won, the large transformational deals, over $1.5 bn in TCV, 9.2% volume growth onsite which is indicative of the fact that the transaction are in play but we still have not realized the revenues of it. So our guidance for next year is actually predicated on the confidence that we have that a lot of these transactions will kick in to begin to give us the kind of returns that we have. As Shibu was explaining earlier, if you break it down into simple math, it is not significantly large growth and we think that we are in a place where we can actually make that happen.

Interviewer

What is your assessment of the deal pipeline right now? Do you believe that there is visibility of the large $100 mn plus deals out there in the marketplace or where is the bulk of the business going to come from?

Ashok Vemuri

Many of the large deals last year happened in Europe. Any place where there is significant amount of chaos, there is a desire or a need to rapidly remove cost, restructure, drive more efficiency, you will see corporations coming back, bundling things and throwing in over the fence as it were and saying “go out there and cut my cost or cut efficiency or bring transformational change in that”. Therefore many of the large transactions actually happened in Europe as you can see from the kind of growth that we have seen in Europe. Large transactions, bundled transactions do not happen in the RFP route out any more in the US. They have to be constructed. That requires a different kind of selling capability and a different approach to the whole thing which is why the investments that we have made in our Consulting & System Integration are very key for us to craft some of those deals. But I do think that more important than just going after the large deals is the fact that the deals that we have won, need to be translated into revenue and that is where our focus is.

Interviewer

How concerned, Ashok, are you about entire H1B issue? In 5 days those limits were pretty much filled up. Going forward, how much of a concern element is that for your?

Ashok Vemuri

We will have to wait and see what the Congress does with it. Comprehensive immigration has been a hot topic of debate in the United States for a very long time. I think there are moves now to rationalize some of those widely distributed and dispersed rules and regulations which are fairly ambiguous in their own rights. We will wait to see what comes out of it. We have our own understanding and our own assessment of that which is also predicated in the fact that we have not wanted to give any kind of guidance been beyond the top-line guidance. It is very difficult to figure out whether we will get these numbers that we want and what other protectionist barriers that they may throw up in the way.

Interviewer

Is this critical?

Ashok Vemuri

It is.

Interviewer

To your cost?

Ashok Vemuri

Yes, it is.

Interviewer

Just a word about Manufacturing and Engineering Services. Do you see that is gaining traction in Calendar ’14?

Ashok Vemuri

FY13 is when we restructured our Manufacturing and Engineering business. It has shown a double-digit growth. We are very happy with the fact that it is the fastest growing vertical in the company. It is not as aggressive an industry sector as one would imagine it to be or as compared to financial services, if you will. We have had some interesting deals like Harley and BMW which are in the public space and there are a couple more in the pipeline that we hope to convert. We are very confident in terms of where the Manufacturing sector is. We have made some interesting changes. We have embedded engineering into it. The kind of transactions that we are doing in both these sectors are really transformational. Whether it is about how we engineer or embed software and things that go into the human body and you can manage them on an iPhone etc. All of these are placing us in the right place with regard to how the client views us. Those are the areas that we will continue to make the investment. I think these investments that we have been making in the past 1 year and that we will continue to make, are very critical. Even in a volatile environment these are the ones that will actually help us drive the transformational and value-added deals and when the volatility reduces, these again will be the ones that will help us drive more business.

Interviewer

Bala, you were talking about BPO business and you said your focus is really on the high end services. In the high end where is the competition coming from? Earlier, this whole Philippines angle where they were under-cutting on price. Where is competition coming in the high end business?

V. Balakrishnan

Philippines is more about calls. The competition mainly come from offshore players and also some of the global players because is more and more you move into IP-based BPO, the competition will come from global players like Accenture or IBMs of the world. That is why we have to focus on creating IP within the company and trying to use that more and more. We did some couple of acquisitions in BPO like McCamish and Portland. That is also helping us to drive that business.

Interviewer

Are you planning more?

V. Balakrishnan

We always plan more but we do not know when it is going to happen.

Interviewer

On that note, thank you very much both of you for joining us and sparing your time.